Unofficial consolidation for financial years beginning on or after January 1, 2011

This is an unofficial consolidation of Form 52-109F2Certification of Interim Filings Full Certificate reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Cliff T. Davis, Chief Executive Officer of Nevsun Resources Ltd., certify the following:

1.	Review: I have reviewed theinterim financial report and interim MD&A (together, the “interim filings”)of Nevsun Resources Ltd. (the “issuer”) for the interim period ended March31, 2012.

2.	No misrepresentations: Basedon my knowledge, having exercised reasonable diligence, the interim filings donot contain any untrue statement of a material fact or omit to state a materialfact required to be stated or that is necessary to make a statement not misleadingin light of the circumstances under which it was made, with respect to theperiod covered by the interim filings.

3.	Fair presentation: Based on myknowledge, having exercised reasonable diligence, the interim financial reporttogether with the other financial information included in the interim filingsfairly present in all material respects the financial condition, financialperformance and cash flows of the issuer, as of the date of and for the periodspresented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I areresponsible for establishing and maintaining disclosure controls and procedures(DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosurein Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described inparagraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, asat the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to bedesigned under our supervision, to provide reasonable assurance that

(i)	material information relating to theissuer is made known to us by others, particularly during the period in whichthe interim filings are being prepared; and

(ii)	information required to be disclosed bythe issuer in its annual filings, interim filings or other reports filed orsubmitted by it under securities legislation is recorded, processed, summarizedand reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designedunder our supervision, to provide reasonable assurance regarding thereliability of financial reporting and the preparation of financial statementsfor external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: Thecontrol framework the issuer’s other certifying officer(s) and I used to designthe issuer’s ICFR is set forth in Internal Control-Integrated Frameworkissued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating todesign: N/A

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR:The issuer has disclosed in itsinterim MD&A any change in the issuer’s ICFR that occurred during theperiod beginning on January 1, 2012 and ended on March 31,2012 that has materially affected, or is reasonably likely to materiallyaffect, the issuer’s ICFR.

Date: May 8, 2012

“Cliff T. Davis”
_______________________
Cliff T. Davis
Chief Executive Officer

Unofficial consolidation for financial years beginning on or after January 1, 2011

This is an unofficial consolidation of Form 52-109F2Certification of Interim Filings Full Certificate reflecting amendments made effective January 1, 2011 in connection with Canada’s changeover to IFRS. The amendments apply for financial periods relating to financial years beginning on or after January 1, 2011. This document is for reference purposes only and is not an official statement of the law.

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Peter J. Hardie, Chief Financial Officer of Nevsun Resources Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Nevsun Resources Ltd. (the “issuer”) for the interim period ended March 31, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 8, 2012

“Peter J. Hardie”
_______________________
Peter J. Hardie
Chief Financial Officer